United States securities and exchange commission logo





                       August 24, 2021

       Yulin Wang
       Chief Executive Officer
       Meihua International Medical Technologies Co., Ltd.
       88 Tongda Road, Touqiao Town
       Guangling District, Yangzhou, 225000
       People   s Republic of China

                                                        Re: Meihua
International Medical Technologies Co., Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed August 10,
2021
                                                            File No. 333-258659

       Dear Mr. Wang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Yulin Wang
FirstName LastNameYulin    Wang
Meihua International Medical Technologies Co., Ltd.
Comapany
August 24, NameMeihua
           2021         International Medical Technologies Co., Ltd.
August
Page 2 24, 2021 Page 2
FirstName LastName
Form F-1

Cover Page

1. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how
         recent statements and regulatory actions by China   s government, such
as those related to
         the use of variable interest entities and data security or anti-monopoly concerns, has or
         may impact the company   s ability to conduct its business, accept
foreign investments, or
         list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
Prospectus Summary, page 1

2. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
         In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
3. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.
4. Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC or CAC, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
 Yulin Wang
Meihua International Medical Technologies Co., Ltd.
August 24, 2021
Page 3
5. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the company and which entity made such transfer, and tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences.
         Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries to the parent company and U.S. investors.
Our Competitive Strengths, page 5

6. We refer to your disclosure in the sixth bullet point relating to the percentage of profit you receive with respect to certain research products and intellectual property rights once commercialized. Please expand your disclosure here and under the Intellectual Property section of the Business section on page 85 of such royalty rates and any license or collaboration agreements you have entered into, including the material terms thereof.
         Please also file any material collaboration or license agreement as a exhibit to the registration statement as required by Item 601(b)(10) of Regulation S-K or tell us why it is not material.
Risk Factors, page 11

7.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
8. In light of recent events indicating greater oversight by the Cyberspace Administration of
       China over data security, particularly for companies seeking to list on a foreign exchange,
FirstName LastNameYulin Wang
       please revise your disclosure to explain how this oversight impacts your business and your
Comapany    NameMeihua
       offering            International
                 and to what extent you Medical   Technologies
                                         believe that           Co., Ltd.with
the regulations or
                                                      you are compliant
Augustpolicies
        24, 2021that have
                  Page  3 been issued by the CAC to date.
FirstName LastName
 Yulin Wang
FirstName LastNameYulin    Wang
Meihua International Medical Technologies Co., Ltd.
Comapany
August 24, NameMeihua
           2021         International Medical Technologies Co., Ltd.
August
Page 4 24, 2021 Page 4
FirstName LastName
1. Organization and Principal Activities
Reorganization and Share Issuance, page F-8

9. Please expand your disclosures to include the information provided in your responses to comments 4 and 5 regarding (a) the timing of the payments totaling $1,616,971 for the 1,425,000 ordinary shares along with the name of the entity that received the $344,739 payment, as Meihua International was not incorporated until November 10, 2020; and (b)
         the Acting-in-Concert Agreement that establishes the common control between Meihua
         International and Kangfu for the periods presented.
2. Summary of Significant Accounting Policies
Segment Reporting, page F-14

10. As previously requested in comment 7, please provide the enterprise-wide information required by ASC 280-10-50-38 through 50-41. In this regard, Class I, II, III disposable medical devices is too broad of a product category and the manufacturing source does not provide product-type information. Further, the geographical information for revenue disclosure on page F-14 is inconsistent with the disclosures on page 4.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tracey Houser at 202-551-3736 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      Joe Laxague, Esq.